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                                                                      Exhibit 8


[Morton Logo]
                                                                February 5, 1999
Dear Shareholders:
     I am pleased to inform you that Morton International, Inc. has entered into a merger agreement with Rohm and Haas Company, pursuant to which a wholly-owned subsidiary of Rohm and Haas has commenced a tender offer to purchase up to 80,916,766 shares (67% of Morton's outstanding shares) of Morton common stock for $37.125 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of Morton's shares outstanding on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of Morton common stock not purchased in the tender offer will be converted into the right to receive a number of shares of Rohm and Haas common stock (or a combination of Rohm and Haas stock and cash if fewer than 80,916,766 shares are purchased in the tender offer). The number of Rohm and Haas shares issued in the merger in exchange for each Morton share will be determined by reference to the average closing price of Rohm and Haas common stock during the twenty trading day period ending two days before the merger. If that average price is at least $27.90 and not more than $34.10, the value of the Rohm and Haas shares (based on such average price) will be $37.125. The merger agreement provides that the exchange ratio will be not less than 1.088710 and not greater than 1.330645.
     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE ROHM AND HAAS OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF MORTON AND ITS SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE ROHM AND HAAS OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO IT.
     Pursuant to the merger agreement, if the tender offer is completed but Rohm and Haas does not receive the approvals by its stockholders necessary to issue the full amount of Rohm and Haas stock in the merger, the merger consideration will be adjusted to reduce the stock portion of the consideration such that holders of Morton shares will receive, in the aggregate, the maximum number of Rohm and Haas shares that may be issued by Rohm and Haas in the merger without a stockholder vote under applicable laws and stock exchange regulations, with the remainder of the consideration paid in cash. Furthermore, if the tender offer is not completed in the first part of April, Rohm and Haas has agreed to terminate the tender offer and the parties have agreed to seek to consummate a one-step merger, subject to the approval of each company's shareholders and other customary conditions. In such one-step merger, each Morton share would be converted (based on the current number of outstanding Morton shares) into the right to receive $24.874 in cash plus Rohm and Haas common stock based on an exchange ratio that, within the trading average described above, would be valued at $12.251.
     Enclosed are the Rohm and Haas Offer to Purchase, dated February 5, 1999, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of Morton's
Schedule 14D-9, as filed with the Securities and Exchange Commission. The
Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.
     Your Board of Directors and the management and employees of Morton thank you for your continued support.

                                          Sincerely,

                                          /s/ S. Jay Stewart
                                          S. Jay Stewart
                                          Chairman and Chief Executive Officer